UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

Commission file number 001-14905

JOHNS MANVILLE EMPLOYEES 401(k) PLAN

717 Seventeenth Street

Denver, CO 80202

(Full title of the plan and the address of the plan, if different from that of the issuer named below.)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street,

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

REQUIRED INFORMATION

The Johns Manville Employees 401(k) Plan is subject to the Employee

Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, supplemental schedules, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a)	Report of Independent Registered Public Accounting Firm;

(b)	Statements of Net Assets Available for Benefits – December 31, 2023 and 2022;

(c)	Statement of Changes in Net Assets Available for Benefits – Year Ended December 31, 2023;

(d)	Notes to Financial Statements;

(e)	Schedule of Assets (Held at End of Year);

(f)	Schedule of Delinquent Participant Contributions.

EXHIBIT: The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-75612 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 18, 2024 appearing in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2023 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Johns Manville Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Johns Manville Benefits Committee

	By:	/s/ Sabine Schmidt
Date: June 18, 2024
Sabine Schmidt

Senior Vice President and Chief Financial Officer

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1	Consent of Deloitte & Touche LLP

(99) ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of the Johns Manville Employees 401(k) Plan for the year ended December 31, 2023.